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                       Securities and Exchange Commission
                             Washington D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended: December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________ to __________

Commission file number: 0-4466

                           Artesyn Technologies, Inc.
                 Employees' Tax-Favored Thrift and Savings Plan
                              (Full title of Plan)

                           Artesyn Technologies, Inc.
            (Name of issuer of securities held pursuant to the Plan)

                          7900 Glades Road, Suite 500
                           Boca Raton, Florida 33434
                    (Address of principal executive office)

--------------------------------------------------------------------------------

                                    CONTENTS

                                                                        PAGE
                                                                        ----
.. Report of Independent Certified Public Accountants                      1

.. Report of Predecessor Independent Certified Public Accountants          2

.. Statements of Net Assets Available for Benefits
  as of December 31, 2001 and 2000                                        3

.. Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 2001                           4

.. Notes to Financial Statements                                           5

.. Schedule:
  --------

  Schedule I - Schedule H, Part IV, line 4i - Schedule of Assets          9
               (Held at End of Year)

.. Signatures                                                             10


.. Exhibits:
  --------

  Consent of Independent Certified Public Accountants                    23.1

  Notice Regarding Consent of Arthur Andersen LLP                        23.2

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Artesyn Technologies, Inc. Employees'
 Tax-Favored Thrift and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ ERNST & YOUNG LLP

West Palm Beach, Florida
June 27, 2002

        REPORT OF PREDECESSOR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the Artesyn Technologies, Inc.
 Employees' Tax-Favored Thrift and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Fort Lauderdale, Florida,
 June 27, 2001.

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been re-issued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                Statements of Net Assets Available for Benefits
                       as of December 31, 2001 and 2000
                                (In thousands)

                                                    2001        2000
                                                  -------     -------
      ASSETS:
         Investments, at fair value               $48,737     $53,572
         Pending account                               21           -
         Receivables:
           Employer contributions                   1,011       1,535
           Participant contributions                  210         105
                                                  -------     -------
         Total receivables                          1,221       1,640

                                                  -------     -------
         Net assets available for
           benefits                               $49,979     $55,212
                                                  =======     =======

                See accompanying notes to financial statements.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     for the Year Ended December 31, 2001
                                (In thousands)

     ADDITIONS:
        Contributions:
          Employer                                                 $  1,011
          Participant                                                 5,753
                                                                   --------
             Total contributions                                      6,764

        Dividends                                                     1,094
        Other                                                            61
                                                                   --------
             Total additions                                          7,919

     DEDUCTIONS:
        Net depreciation in fair value of investments                (9,720)
        Benefits paid to participants                                (3,421)
        Fees and other charges                                          (11)
                                                                   --------
             Total deductions                                       (13,152)
                                                                   --------
     NET DECREASE IN NET ASSETS AVAILABLE
       FOR BENEFITS                                                  (5,233)

     NET ASSETS AVAILABLE FOR BENEFITS
       Beginning of year                                             55,212
                                                                   --------
       End of year                                                 $ 49,979
                                                                   ========

                See accompanying notes to financial statements.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                         Notes to Financial Statements
                            As of December 31, 2001

1.   PLAN DESCRIPTION

     The following description of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan ("the Plan"), provides only general information. Participants should refer to the plan document for a more complete description of its provisions.

     General

     The Plan was established in January 1979. During 1993, we adopted a prototype plan established by Connecticut General Life Insurance Company. Resulting from changes dictated by our merger with Zytec Corporation, we amended from a prototype plan to a custom plan in 1999. The Plan, as amended, is a defined contribution plan, which provides that all employees who have attained the age of 18 by the Plan entrance date are eligible to participate. An employee may participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following the date the employee is hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Plan Administration

     As of January 1, 1999, the Plan entered into an agreement whereby Putnam Fiduciary Trust Company was appointed Trustee of the Plan. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan Administrator. Management of Artesyn serves as the Plan Administrator.

     Contributions and Vesting

     Each year, participants may elect to contribute up to 20% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions plus earnings thereon. In 2001, qualified employees could contribute up to $10,500, as limited by the Internal Revenue Code. We can make matching contributions to the Plan at the discretion of our Board of Directors up to 50% of the first 6% of compensation (as defined in the Plan) that a participant contributes. In 2001, employee contributions were matched at 50% of the first 6% of compensation.

     The Plan Administrator has the right to direct the initial investment of the matching contribution. The Plan Administrator provides that currently 100% of such contribution is to be invested in Artesyn Company Stock. The participant may direct the investment of the company match subsequent to its initial allocation. Vesting in matching contributions plus earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service, except that such amounts become fully vested upon a participant's retirement, termination of employment because of death or the inability to work due to total or permanent disability. The forfeited, non-vested interest in participants' accounts may be used to reduce our matching contribution or reduce the reasonable expenses of plan administration. In 2001, $40,197 was forfeited and used to reduce our matching contribution.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income (losses), matching contributions and the participant's contributions. Allocations of the Plan's income (losses), forfeitures of terminated participants' nonvested accounts and administrative expenses are based on participant account balances, as defined.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                         Notes to Financial Statements
                            As of December 31, 2001

     Loans to Participants

     Participants may borrow the lesser of $50,000 or 50% of their vested account balances at a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. Interest rates on outstanding loans at December 31, 2001 range from 5.75% to 11.25%.

     Benefits

     Upon termination of services due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

     Plan Termination

     Although we have not expressed any intent to do so, we maintain the right to discontinue our contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

 2.  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition

     Investments in Artesyn Company Stock are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at their quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in participant loans are recorded at carrying value, which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                         Notes to Financial Statements
                            As of December 31, 2001

     Administrative Expenses

     Except for certain investment fees and charges, we pay the expenses of the Plan for legal, accounting and other administrative services. For 2001, we paid $28,080 in administrative expenses on behalf of the Plan.

3.   INVESTMENTS

     The following table presents individual investment securities that exceeded 5% of the Plan's net assets available for benefits at December 31, 2001 and 2000 (in thousands, except share information):

                                                              2001      2000
                                                            -------   -------
     Participant Directed Investments:
       Putnam Stable Value Fund, 14,344,115 shares in
          2001 and 12,455,387 shares in 2000                $14,344   $12,455
       Putnam Fund for Growth and Income, 330,021
          shares in 2001 and 318,792 shares in 2000           5,848     6,226
       Putnam Investors Fund, 457,602 shares in 2001
          and 450,012 shares in 2000                          5,285     6,912
       Artesyn Company Stock, 511,341 shares in 2001
          and 344,724 shares in 2000                          4,761     5,476
       Putnam International Growth Fund, 189,248
          shares in 2001 and 201,543 shares in 2000           3,751     4,980
       Putnam New Opportunities Fund, 81,430 shares
          in 2001 and 84,281 shares in 2000                   3,337     4,941
       Putnam S&P 500 Index Fund, 104,658 shares in
          2001 and 94,486 shares in 2000                      2,915     2,993
       Putnam OTC and Emerging Growth Fund, 370,243
          shares in 2001 and 338,206 shares in 2000           2,777     4,708
       George Putnam Fund of Boston, 161,312 shares
          in 2001 and 153,898 shares in 2000                  2,700     2,642

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9.7 million as follows (in thousands):

                    Mutual funds                   $(7,319)
                    Artesyn Company Stock           (2,017)
                    Common/collective trust           (384)
                                                   -------
                                                   $(9,720)
                                                   =======

4.   INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated April 16, 1997, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                         Notes to Financial Statements
                            As of December 31, 2001

     On June 5, 2002, the Plan subsequently received an updated determination letter from the IRS. The letter indicates that the plan document is in compliance with the applicable requirements of the Code upon adoption of the amendments to the Plan requested by the IRS.

 5.  RELATED PARTY TRANSACTIONS

     The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

Schedule I

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
    Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
                            As of December 31, 2001
                                (In thousands)

                                                            (c)
                                                 Description of Investment
                       (b)                     Including Maturity Date, Rate                           (e)
            Identity of Issue, Borrower,      of Interest, Collateral, Par or           (d)           Fair
    (a)       Lessor or Similar Party                  Maturity Value                  Cost          Value
    ---     ----------------------------      -------------------------------        --------      --------
     *      Putnam Stable Value Fund             Common/collective trust,
                                                 variable rate and maturity          $ 14,344      $ 14,344

     *      Putnam Fund for Growth and           Mutual fund, variable rate and
            Income                               maturity                               6,596         5,848

     *      Putnam Investors Fund                Mutual fund, variable rate and
                                                 maturity                               6,900         5,285

     *      Artesyn Technologies, Inc.           Company common stock                   6,815         4,761

     *      Putnam International Growth          Mutual fund, variable rate and
            Fund                                 maturity                               4,261         3,751

     *      Putnam New Opportunities Fund        Mutual fund, variable rate and
                                                 maturity                               5,313         3,337

     *      Putnam S&P 500 Index Fund            Common/collective trust,
                                                 variable rate and maturity             3,198         2,915

     *      Putnam OTC and Emerging              Mutual fund, variable rate and
            Growth Fund                          maturity                               6,916         2,777

     *      George Putnam Fund of Boston         Mutual fund, variable rate and
                                                 maturity                               2,827         2,700

            Loan Fund                            Loans from participants, 5.75%
                                                 to 11.25% rates, variable
                                                 maturity                                   -         1,324

     *      Putnam Income Fund                   Mutual fund, variable rate and
                                                 maturity                               1,277         1,265

     *      Putnam Bond Index Fund               Common/collective trust,
                                                 variable rate and maturity               413           430
                                                                                     --------      --------
            TOTAL                                                                    $ 58,860      $ 48,737
                                                                                     ========      ========

            *Represents a party-in-interest investment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                                Artesyn Technologies, Inc.
                                                Employees' Tax-Favored
                                                Thrift And Savings Plan
                                                --------------------------
                                                     (Name of Plan)

                                            By: /s/ Richard J. Thompson
                                                --------------------------
                                                Richard J. Thompson
                                                Vice President Finance
                                                Chief Financial Officer
                                                Artesyn Technologies, Inc.

Date:  June 28, 2002.